Exhibit 99.1

NEWS RELEASE

NUVA Announces Annual General Meeting Results

February 3, 2014 - Vancouver, British Columbia, Canada: Nuva Pharmaceuticals Inc. (the “Company” or “NUVA”) is pleased to announce the results of its Annual General and Special Meeting held January 31, 2014 (the “Meeting”).  The shareholders approved the audited financial statements for the year ended June 30, 2013, approved to fix the number of directors at four and elected Eugene Beukman, Michael Bianco, Jamie Lewin and Sina Pirooz as directors of the Company for the upcoming year.

Mr. Bianco, a newly appointed director is currently the Chairman of American Capital Markets Group, has been actively involved in corporate banking, investment banking and management consulting in the United States and Asia during the past thirty years.  Mr. Bianco was previously Managing Director and National Partner, Corporate Financial Consulting for Arthur Andersen & Company.  He has served as President & CEO of Loeb Rhoades Securities Corporation, a subsidiary of the investment banking firm, Loeb, Rhoades & Co. that was merged with Lehman Brothers.  He started his corporate finance career with Chase Bank in New York City. He has managed or co‐managed over $5 billion in public and private equity and debt financing for Asian and American corporations in the domestic and foreign capital markets. His clients have included both Fortune 1000 companies as well as medium size enterprises including Chevron, US Leasing, Borg Warner, Safeway, Dole, Bechtel, Del Monte, and many leading Asian companies including Canon, Orix, Seiko, JAFCO, Coastal Properties and Neusoft.

The shareholders also appointed Meyers Norris Penny LLP, Chartered accountants, as the Company’s auditor for the ensuing year and authorized to fix the remuneration to be paid to the auditor.

In accordance with the policies of the TSX Venture Exchange (the “Exchange”), the Company’s Stock Option Incentive Plan was approved by its shareholders at the Meeting, and is subject to the approval of the Exchange.

The Directors appointed the following officers of the Company:  Arun Nayyar, Chief Executive Officer, Jamie Lewin as Chief Financial Officer and Eugene Beukman as Corporate Secretary.

On behalf of:

NUVA Pharmaceuticals Inc.

Jamie Lewin,

Director and CFO

Best-fit-consulting@hotmail.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves NUVA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. NUVA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to NUVA as of the date of this release, and NUVA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of NUVA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.